UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A (Rule 13d-101)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Idera Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

45168K306

(CUSIP Number)

Youssef El-Zein

Starco Center

Omar Daouk Street

Bloc B – Third Floor

Beirut Central District

Beirut 2012-3313 Lebanon

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 19, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45168K306

1.	Names of Reporting Persons Youssef El-Zein

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 316,795

	8.	Shared Voting Power 210,357

	9.	Sole Dispositive Power 316,795

	10.	Shared Dispositive Power 210,357

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 527,152

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ Not applicable

13.	Percent of Class Represented by Amount in Row (11) 2.4%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 45168K306

1.	Names of Reporting Persons Pillar Investment Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Isle of Man

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 210,357

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 210,357

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 210,357

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ Not applicable

13.	Percent of Class Represented by Amount in Row (11) 0.9%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 45168K306

1.	Names of Reporting Persons Optima Life Sciences Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Isle of Man

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ Not applicable

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 45168K306

Introductory note:

This Amendment No. 5 (“Amendment”) amends the original Schedule 13D filed on behalf of Youssef El-Zein, Pillar Investment Limited, a limited company incorporated under the laws of the Isle of Man (“Pillar”), and Optima Life Sciences Limited, a limited company incorporated under the laws of the Isle of Man (“Optima” and, together with Youssef El-Zein and Pillar, the “Reporting Parties”) with the Securities and Exchange Commission (the “Commission”) on September 8, 2003, as amended by Amendment No. 1 filed by the Reporting Parties on October 8, 2004, Amendment No. 2 filed by the Reporting Parties on June 30, 2005, and Amendment No. 3 filed by the Reporting Parties on March 17, 2008  and Amendment No. 4 filed by the Reporting Parties on April 16, 2008 (the Schedule 13D, as previously amended, is referred to herein as the “Prior Filings”).  The Amendment relates to the securities of Idera Pharmaceuticals, Inc. (the “Issuer”) beneficially owned by the Reporting Parties.

In accordance with the provisions of General Instruction C to Schedule 13D, information required by Item 2 of Schedule 13D with respect to the directors of Pillar and Optima is listed on Schedule 1 hereto and is incorporated by reference herein.  Mr. El-Zein is a director of the Issuer, Pillar and Optima.  Pillar is the manager and investment advisor of Optima and holds all of the voting shares of Optima. Pillar and Optima have no executive officers. Mr. Bilal Sidani serves with Mr. El-Zein as a director of Pillar, and Mr. Sidani, Mr. Stockton B. Birthisel and Mr. John Sturgeon serve with Mr. El-Zein as directors of Optima. Messrs. Sidani, Birthisel and Sturgeon are referred to herein as the “Listed Directors.”  Information regarding these persons is contained in the Schedule 1 hereto.

Other capitalized terms used herein and not otherwise defined herein shall have the respective meanings assigned to such terms in the Schedule 13D.  As the Reporting Parties no longer beneficially own, in the aggregate, greater than 5% of the Issuer’s common stock outstanding, this Amendment No. 5 constitutes an “exit filing” and the Reporting Parties do not intend to file any further updates or amendments to the Schedule 13D.

This Amendment is being filed solely to reflect the distribution by Optima to its owners and to Pillar of shares of common stock of the Issuer (the “Common Stock”) pursuant to pre-existing obligations, as further described in Item 5.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and restated as follows:

(a) Youssef El-Zein beneficially owns 527,152 shares of Common Stock, representing approximately 2.4% of the outstanding Common Stock of the Issuer (based on information provided by the Issuer, there were 22,387,293 shares of Common Stock outstanding as of April 30, 2008).  These shares include (i) 316,795 shares of Common Stock held directly by Mr. El-Zein, and (ii) 210,357 shares of Common Stock held by Pillar.  Mr. El-Zein, because of his relationship with Pillar, may be deemed to own beneficially, within the meaning of Rule 13d-3, all of the shares of Common Stock that Pillar owns.

Pillar beneficially owns 210,357 shares of Common Stock. These shares represent approximately 0.9% of the Common Stock outstanding.

None of the Listed Directors owns any shares of Common Stock.

(b) Number of shares as to which each of the Reporting Parties has:

Sole power to vote or direct the vote of shares of Common Stock:

Mr. El-Zein:	316,795
Pillar:	210,357

Shared power to vote or to direct the vote of shares of Common Stock:

Mr. El-Zein:	527,152
Pillar:	0

Sole power to dispose of or direct the disposition of shares of Common Stock:

Mr. El-Zein:	316,795
Pillar:	210,357

Shared power to dispose or to direct the disposition of shares of Common Stock:

Mr. El-Zein:	527,152
Pillar:	0

(c) Except as described below, none of the Reporting Parties and, to the knowledge of the Reporting Parties, none of the Listed Directors has effected any transactions in the Common Stock during the past 60 days:

On April 4, 2008, Optima distributed shares of the Issuer to (i) certain shareholders of Optima pursuant to a redemption request of such shareholders which entitled them, automatically and without any discretion on the part of Pillar or Optima, to a distribution of shares of the Issuer in satisfaction of the redemption request and (ii) Pillar in connection with Pillar’s carried interest in such shares in accordance with the governing documents of Optima.

On May 29, 2008, Optima exercised 206,264 Warrants to buy Common Stock of the Issuer, and Optima then distributed such Warrants to Optima shareholders pursuant to Optima’s rules of redemption.

On May 29, 2008, Pillar exercised 73,464 Warrants to buy Common Stock of the Issuer, and Pillar then reissued the Common Stock under Mr. El-Zein’s name.

(d) The Reporting Parties do not know of any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported in this Amendment as beneficially owned by the Reporting Parties.

(e) Not applicable

CUSIP No. 45168K306

SIGNATURES

After reasonable inquiry and to the best of knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

June 26, 2008
/s/ Youssef El-Zein
Youssef El-Zein

Pillar Investment Limited

	By:	/s/ Youssef El-Zein
Youssef El-Zein
Director

Optima Life Sciences Limited

	By:	/s/ Bilal Sidani
Bilal Sidani
Director

SCHEDULE I

Set forth below is the name, position, present principal occupation and business address of each of the directors Pillar and Optima.

Pillar
Name	Position with Pillar	Present Principal Occupation	Business Address	Citizenship
Youssef El-Zein	Director	Director of Pillar Investment Limited	Starco Center Omar Daouk Street Bloc B – Third Floor Beirut Central District Beirut 2020-3313 Lebanon	France
Bilal Sidani	Director	Director of Pillar Investment Limited	Starco Center Omar Daouk Street Bloc B – Third Floor Beirut Central District Beirut 2020-3313 Lebanon	France

Optima
Name	Position with Optima	Present Principal Occupation	Business Address	Citizenship
Youssef El-Zein	Director	Director of Pillar Investment Limited	Starco Center Omar Daouk Street Bloc B – Third Floor Beirut Central District Beirut 2020-3313 Lebanon	France
Bilal Sidani	Director	Director of Pillar Investment Limited	Starco Center Omar Daouk Street Bloc B – Third Floor Beirut Central District Beirut 2020-3313 Lebanon	France
Stockton B. Birthisel	Managing Director	Atlas Corporate Services	Atlas Corporate Services Limited Stanley House, Lord Street IM1 2BF Douglas, Isle of Man British Isles	United States of America
John Sturgeon	Corporate Executive	Atlas Corporate Services	Atlas Corporate Services Limited Stanley House, Lord Street IM1 2BF Douglas, Isle of Man British Isles	United States of America